CATALYST PAPER CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2010 and 2009

(unaudited)

CATALYST PAPER CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

	March 31,	December 31,
	2010	2009
	(unaudited)
Assets Current assets
Cash and cash equivalents	$58.7	$83.1
Accounts receivable (note 15 (a))	103.5	101.5
Inventories (note 5)	165.1	178.3
Prepaids and other (note 6)	27.9	25.2
	355.2	388.1
Property, plant and equipment (note 7)	1,628.4	1,664.7
Other assets (note 8)	37.5	38.0
	$2,021.1	$2,090.8
Liabilities Current liabilities
Accounts payable and accrued liabilities (note 9)	$169.5	$173.3
Current portion of long-term debt	1.0	1.0
	170.5	174.3
Long-term debt (note 10)	766.8	774.6
Employee future benefits (note 11)	272.5	294.6
Other long-term obligations	11.7	13.4
Future income taxes	16.4	22.8
Deferred credits	15.5	15.5
	1,253.4	1,295.2
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 381,753,490 shares (December 31, 2009 – 381,753,490 shares)	1,035.0	1,035.0
Preferred stock: par value determined at time of issue; authorized 100,000,000 shares; issued and outstanding: nil shares	–	–
Additional paid-in capital	16.6	16.4
Deficit	(229.2)	(185.1)
Accumulated other comprehensive income (loss) (note 12)	(35.8)	(52.7)
	786.6	813.6
Non-controlling interest (deficit)	(18.9)	(18.0)
	767.7	795.6
	$2,021.1	$2,090.8

Contingent liabilities (note 17)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Richard Garneau	Thomas S. Chambers
Director	Director

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars, except where otherwise stated)

(unaudited)

	Three months ended March 31,
	2010	2009

Sales	$273.3	$360.9

Operating expenses
Cost of sales, excluding depreciation and amortization	264.7	277.3
Depreciation and amortization	32.7	37.1
Selling, general and administrative	10.7	10.5
Restructuring (note 4)	14.1	4.2
	322.2	329.1

Operating earnings (loss)	(48.9)	31.8
Interest expense, net	(16.8)	(19.9)
Gain on cancellation of long-term debt (note 10)	–	30.7
Foreign exchange gain (loss) on long-term debt	13.6	(12.6)
Other expense, net (note 13)	(3.5)	(7.1)
Earnings (loss) before income taxes	(55.6)	22.9
Income tax expense (recovery)	(10.9)	2.7
Net earnings (loss)	(44.7)	20.2
Net (earnings) loss attributable to non-controlling interest	0.6	(0.1)
Net earnings (loss) attributable to the Company	$(44.1)	$20.1

Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)	$(0.12)	$0.06
Weighted average number of Company common shares outstanding (in millions)	381.8	381.8

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31,
	2010	2009

Net earnings (loss)	$(44.7)	$20.2

Other comprehensive income (loss), net of taxes:
Employee future benefits liability adjustment, net of taxes of $4.9 million (2009 – $nil)	16.4	–
Reclassification of amortization of employee future benefits, net of taxes of $0.3 million (2009 – $0.2 million)	0.5	0.7
Unrealized net gain (loss) on cash flow revenue hedges, net of taxes of $1.6 million (2009 – $1.5 million)	4.2	(3.5)
Reclassification of net (gain) loss on cash flow revenue hedges, net of taxes of $1.4 million (2009 – $2.9 million)	(3.5)	6.8
Foreign currency translation adjustments, net of related hedging activities, net of taxes of $0.6 million (2009 – $1.1 million)	(0.7)	1.5
Unrealized gain on interest rate hedges, net of taxes of $nil (2009 – $nil)	0.1	–
Other comprehensive income, net of taxes	17.0	5.5

Total comprehensive income (loss)	(27.7)	25.7

Comprehensive (income) loss attributable to non-controlling interest:
Net (earnings) loss	0.6	(0.1)
Other comprehensive income, net of taxes of $nil (2009 – $nil)	(0.1)	–
Comprehensive (income) loss attributable to non-controlling interest	0.5	(0.1)
Comprehensive income (loss) attributable to the Company	$(27.2)	$25.6

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

	Equity attributable to the Company
	Common stock
	# of shares	$	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Non-controlling interest (deficit)	Total

Balance as at December 31, 2008	381,753,490	$1,035.0	$14.6	$(180.7)	$(46.4)	$(15.9)	$806.6

Stock option compensation expense	–	–	1.8	–	–	–	1.8
Net earnings (loss)	–	–	–	(4.4)	–	(1.2)	(5.6)
Distributions to non-controlling interest	–	–	–	–	–	(0.3)	(0.3)
Other comprehensive income (loss), net of tax	–	–	–	–	(6.3)	(0.6)	(6.9)
Balance as at December 31, 2009	381,753,490	$1,035.0	$16.4	$(185.1)	$(52.7)	$(18.0)	$795.6

Stock option compensation expense	–	–	0.2	–	–	–	0.2
Net earnings (loss)	–	–	–	(44.1)	–	(0.6)	(44.7)
Distributions to non-controlling interest	–	–	–	–	–	(0.4)	(0.4)
Other comprehensive income (loss), net of tax	–	–	–	–	16.9	0.1	17.0
Balance as at March 31, 2010 (unaudited)	381,753,490	$1,035.0	$16.6	$(229.2)	$(35.8)	$(18.9)	$767.7

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	Three months ended March 31,
	2010	2009

Cash flows provided (used) by:
Operations
Net earnings (loss)	$(44.7)	$20.2
Items not requiring (providing) cash
Depreciation and amortization	32.7	37.1
Future income taxes	(11.0)	2.8
Foreign exchange loss (gain) on long-term debt	(13.6)	12.6
Gain on cancellation of long-term debt (note 10)	–	(30.7)
Employee future benefits, expense under cash contributions	(0.8)	(2.0)
Decrease in other long-term obligations	(1.7)	(0.3)
Gain on disposal of property, plant and equipment	(5.8)	(1.2)
Derivative financial instruments	(1.3)	0.3
Other	10.9	0.4
Changes in non-cash working capital
Accounts receivable	(2.0)	34.6
Inventories	13.2	2.8
Prepaids and other	(2.0)	(1.4)
Accounts payable and accrued liabilities	(3.7)	(53.1)
Cash flows provided (used) by operations	(29.8)	22.1

Investing
Additions to property, plant and equipment	(3.2)	(3.6)
Proceeds from sale of property, plant and equipment	6.8	2.7
Increase in other assets	(0.2)	(0.8)
Cash flows provided (used) by investing activities	3.4	(1.7)

Financing
Increase (decrease) in revolving loan and loan payable	10.5	(21.3)
Proceeds on termination of debt foreign currency contracts	–	24.4
Settlement on purchase of debt securities	–	(22.0)
Deferred financing costs	–	(0.2)
Note exchange costs	(8.3)	–
Decrease in other long-term debt	(0.2)	(0.3)
Cash flows provided (used) by financing activities	2.0	(19.4)

Cash and cash equivalents, increase (decrease) in the period	(24.4)	1.0
Cash and cash equivalents, beginning of period	83.1	5.0
Cash and cash equivalents, end of period	$58.7	$6.0

Supplemental disclosures:
Income taxes paid (received)	$(0.1)	$0.4
Net interest paid	22.3	13.7
Non-cash exchange of 8.625% Senior Notes	(327.1)	–
Non-cash issuance of 11.0% Senior Notes	287.2	–
Non-cash difference in carrying value of Senior Notes on modification	39.9	–

The accompanying notes are an integral part of the consolidated financial statements.

CATALYST PAPER CORPORATION

CONSOLIDATED  BUSINESS SEGMENTS

(in millions of Canadian dollars)

(unaudited)

	Specialty printing papers	Newsprint	Pulp		Total

Three months ended March 31, 2010
Sales	$164.1	$69.5	$39.7	1	$273.3
Amortization	21.3	8.1	3.3		32.7
Operating earnings (loss)	(20.3)	(26.3)	(2.3)		(48.9)
Additions to property, plant and equipment	2.9	0.2	0.1		3.2

Three months ended March 31, 2009
Sales	$217.6	$105.7	$37.6	1	$360.9
Amortization	23.2	11.4	2.5		37.1
Operating earnings (loss)	27.8	8.6	(4.6)		31.8
Additions to property, plant and equipment	1.9	1.5	0.2		3.6

1	Pulp sales are stated net of inter-segment pulp sales of $1.4 million for the three months ended March 31, 2010 (three months ended March 31, 2009 – $7.7 million).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

1.	Basis of presentation

The consolidated financial statements include the accounts of the Company and, from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnerships.  In addition, the consolidated financial statements include the accounts of the Company's joint venture, Powell River Energy Inc., a variable interest entity (“VIE”).  All inter-company transactions and amounts have been eliminated on consolidation.

Effective for the year ended December 31, 2009, the Company adopted U.S. generally accepted accounting principles (“U.S. GAAP”) for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with reconciliation in its annual consolidated financial statements to U.S. GAAP for material recognition and measurement differences.  As a result of this transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP, including a reconciliation to Canadian GAAP for material recognition and measurement differences in note 33, “Reconciliation of United States and Canadian Generally Accepted Accounting Principles” and restated its interim consolidated financial statements for 2009.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP, on a basis consistent with those followed in the December 31, 2009, audited annual consolidated financial statements, except as disclosed in note 3 below.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and therefore should be read in conjunction with the December 31, 2009 audited consolidated financial statements and the notes thereto. In the opinion of the Company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included.  The results for the periods included herein may not be indicative of the results for the entire year.

2.	Segmented information

The Company operates in three business segments:

Specialty printing papers	– Manufacture and sale of mechanical specialty printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft pulp

The segments are managed separately.  Five manufacturing facilities, including a paper recycling facility, are located in the province of British Columbia, Canada and one manufacturing facility is located in Arizona, U.S.A.  Inter-segment sales consist of pulp transfers at cost up to December 31, 2009, and at market prices thereafter.  The Company has not restated its comparative numbers for this change in policy as the change is not material to the comparative numbers.  However, this change could be material in future periods if pulp market prices increase or average costs decrease.

3.	Significant accounting policies

Effective January 1, 2010, the Company changed its policy on the classification of foreign exchange gains and losses on the ineffective portion of its U.S dollar revenue risk management instruments, on the portion that is excluded from the assessment of hedge effectiveness, and on translation of working capital balances denominated in foreign currencies.  The respective foreign exchange gains and losses previously recognized in “Sales” are now recognized in “Other expense, net”. The Company is continuing to classify the effective portion of gains or losses on its currently designated U.S. dollar revenue risk management instruments in the same income statement line items as the hedged item in “Sales”.  In addition, the Company also changed its policy on the classification of changes in the fair value of all commodity swap agreements not designated as hedges for accounting purposes that were previously recognized in “Sales” and “Cost of Sales, excluding depreciation and amortization”.  The changes in the fair value related to these instruments are now recognized in “Other expense, net”.  The new policies adopted are considered preferable as they increase the transparency of the economic hedging activity.

The above changes resulted in an increase of $0.9 million to “Sales” and a decrease of $0.1 million to “Cost of sales, excluding depreciation and amortization” with an offsetting increase of $1.0 million to “Other expense, net” for the three months ended March 31, 2010 (three months ended March 31, 2009 – an increase of $8.4 million to “Sales” and $0.6 to “Cost of sales, excluding depreciation and amortization”).  These changes were applied retrospectively.

The Company has decided that it will no longer designate its U.S. dollar revenue risk management instruments as cash flow hedges for accounting purposes after March 31, 2010.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

3.	Changes in significant accounting policies … continued

Recently implemented accounting changes

In June 2009, the Financial Accounting Standards Board (“FASB”) further amended the Consolidation Topic of the Accounting Standards Codification (“ASC”), as it relates to the consolidation of VIEs.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  Qualified special-purpose entities are no longer exempt from consolidation requirements.  The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this Topic become effective on January 1, 2010.  The Company has assessed the impact of these amendments and has determined that these amendments have no impact on the Company’s consolidated financial statements or disclosures as the Company continues to be the primary beneficiary in PREI.

In February 2010, the FASB amended its guidance on subsequent events contained in the ASC.  The amendments eliminate the requirement to disclose the date through which an entity has evaluated subsequent events.  The Company adopted the amended guidance in its consolidated financial statement disclosures for its interim financial statements for the three-month period ended March 31, 2010.

Changes in future accounting standards

There were no new pronouncements issued by the FASB that may impact the Company’s consolidated financial statements for future periods.

4.	Restructuring costs

During the three months ended March 31, 2010, approximately 300 Elk Falls employees who had been on protracted lay-offs due to prolonged periods of production curtailment became eligible to elect to receive severance payments if they forfeited their rights of recall pursuant to the terms of the labour agreements.  Approximately 200 of these employees requested a severance during the quarter.  The Company also incurred severance costs for approximately 50  hourly employees on lay-off at its Elk Falls, Port Alberni, and Powell River mills due to restructuring and other initiatives.  The Company recorded total severance cost of $13.1 million during the quarter related to the above.

The indefinite curtailment of the Company’s Crofton No. 1 (“C1”) machine and its paper recycling facility in Coquitlam affected approximately 70 employees through lay-offs, approximately half of which are non-unionized employees of the Company’s paper recycling facility (“PRD”).  Substantially all of PRD employees requested to receive severance payments rather than maintain their employment in a lay-off status, resulting in severance costs of $1.0 million during the three months ended March 31, 2010.

The Company’s restructuring expenses and related provisions were as follows:

	Three months ended March 31, 2010
	2007 Initiatives	2008 Initiatives	2009 Initiatives	2010 Initiatives	Total

Balance, beginning	$0.6	$3.5	$2.7	$–	$6.8
Expensed in period	–	0.8	0.1	13.2	14.1
Disbursements	(0.1)	(3.0)	(0.8)	(12.8)	(16.7)
Balance, end of period	$0.5	$1.3	$2.0	$0.4	$4.2

Classification:
Accounts payable and accrued liabilities	$0.1	$1.3	$1.7	$0.4	$3.5
Other long-term obligations	0.4	–	0.3	–	0.7
	$0.5	$1.3	$2.0	$0.4	$4.2

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

4.	Restructuring costs … continued

	Three months ended March 31, 2009
	2007 Initiatives	2008 Initiatives	2009 Initiatives	Total
Balance, beginning	$8.2	$8.1	$–	$16.3
Expensed in period	–	2.0	2.2	4.2
Disbursements	(3.3)	(4.9)	–	(8.2)
Balance, end of period	$4.9	$5.2	$2.2	$12.3

Classification:
Accounts payable and accrued liabilities	$4.1	$4.2	$1.9	$10.2
Other long-term obligations	0.8	1.0	0.3	2.1
	$4.9	$5.2	$2.2	$12.3

5.	Inventories

The components of inventories were as follows:

	March 31, 2010	December 31, 2009
Finished goods
Specialty printing papers	$23.6	$19.7
Newsprint	6.9	11.5
Pulp	3.2	6.4
Total finished goods	33.7	37.6
Work-in-progress	0.7	0.5
Raw materials – wood chips, pulp logs and other	31.0	36.4
Operating and maintenance supplies and spare parts	99.7	103.8
	$165.1	$178.3

At March 31, 2010, the Company had applied write-downs of $1.2 million to finished goods inventory (December 31, 2009 – $1.7 million) and $2.5 million to raw materials inventory (December 31, 2009 – $3.6 million).

6.	Prepaids and other

The components of prepaids and other were as follows:

	March 31, 2010	December 31, 2009

Derivative financial instruments	$18.3	$15.9
Future income tax assets	3.2	4.8
Property taxes, insurance and licenses	2.0	1.9
Other	4.4	2.6
	$27.9	$25.2

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

7.	Property, plant and equipment and measurement uncertainty

The Company’s Elk Falls No. 1 paper machine has been curtailed since September 2007 and its Elk Falls paper machines No. 2 and No. 5 have been indefinitely curtailed since February 23, 2009.  The demand outlook for newsprint and directory paper remains weak and on January 21, 2010, the Company announced that its C1 paper machine would be indefinitely curtailed.  The Company’s paper recycling facility in Coquitlam, B.C., which supplies the Crofton paper machines with de-inked pulp, was also indefinitely shutdown in mid-February 2010.  The Company is in discussions with key stakeholders, including unions and municipalities, on cost reductions across its operations as the Company expects cost reductions are necessary to restart the idled machines.  The Company will continue to assess demand and cost conditions to determine whether improvements are sufficient to enable curtailed machines to return to production.  To the extent that business conditions do not improve sufficiently in a reasonable period of time, the Company may consider a permanent shut down of one or more of its Elk Falls operations, Crofton paper operations, and paper recycling facility in the future.  As at March 31, 2010, the net book value of these assets was approximately $229 million for the Elk Falls paper mill site, approximately $190 million for the Crofton paper mill site, and approximately $69 million for the Coquitlam paper recycling facility.

During the fourth quarter of 2009, as a result of the severity of the decline in demand for the Company’s products, the Company conducted step 1 impairment tests on its paper and pulp assets.  Step 1 of the impairment test demonstrated that an impairment charge for the pulp and paper assets was not required; however, the Company recorded a $17.4 million impairment charge reflecting accelerated depreciation and amortization on certain paper machines given the declining North American newsprint demand.  As no new triggering events have been identified by the Company during the first quarter of 2010, the paper and pulp assets have not been re-tested for impairment.

8.	Other assets

The components of other assets were as follows:

	March 31, 2010	December 31, 2009

Deferred financing costs	$10.7	$10.7
Deferred charges and other	9.5	9.6
Derivative financial instruments	2.9	3.1
Accrued benefit asset – pension plan	0.2	0.2
Future income tax assets	14.2	14.4
	$37.5	$38.0

9.	Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities were as follows:

	March 31, 2010	December 31, 2009

Trade payables	$82.6	$83.2
Accrued payroll and related liabilities	33.0	34.7
Property taxes and related penalties and interest	20.6	15.1
Accrued interest	5.8	10.8
Restructuring	3.4	5.2
Accrued benefit obligation – pension plan	6.7	6.7
Accrued benefit obligation – other employee future benefit plans	7.3	7.3
Payables related to capital projects	2.2	2.3
Other	7.9	8.0
	$169.5	$173.3

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

10.	Long-term debt

Recourse	March 31, 2010	December 31, 2009
Senior notes, 8.625% due June 2011 (US$35.5 million; December 31, 2009 – US$354.2 million)	$36.2	$371.6
Senior notes, 7.375% due March 2014 (US$250.0 million)	257.4	265.4
Senior notes, 11.0% due December 2016 (US$280.4 million)	284.8	–
Modification – difference in carrying value of 8.625% and 11.0% senior notes (US$38.3 million) on exchange	39.6	–
	618.0	637.0
Revolving asset based loan facility of up to $330.0 million due August 2013	25.0	14.5
Capital lease obligations	11.0	11.2
	654.0	662.7

Non-recourse
First mortgage bonds, 6.447% due July 2016	95.0	94.1
Subordinated promissory notes	18.8	18.8
	113.8	112.9
Total debt	767.8	775.6
Less: current portion	(1.0)	(1.0)
	$766.8	$774.6

On March 10, 2010, the Company completed the exchange of US$318.7 million of its 8.625% senior unsecured notes, due June 2011, (“2011 Notes”) for US$280.4 million of new 11.0% senior notes, due December 2016 (“2016 Notes”).  For each US$1,000 in principal amount of the 2011 Notes exchanged, the Company issued US$880 in principal amount of the 2016 Notes.  As the cash flows of the principal and interest on a discounted basis over the life of the outstanding 2016 Notes issued did not differ by more than 10% compared to the cash flows of the principal and interest on a discounted basis over the life of the 2011 Notes, the 2016 Notes are accounted for as a modification of the 2011 Notes and accordingly, the 2016 Notes are recorded at the carrying value of the 2011 Notes exchanged of US$318.7 million.  The excess of the carrying value of the 2011 Notes exchanged over the principal amount of the 2016 Notes issued of US$38.3 million remains as part of the carrying value of the debt on the balance sheet.  This difference will be amortized as a reduction of interest expense, under the effective interest rate method, until the maturity of the 2016 Notes.  As the exchange was accounted for as a modification, legal and other non-finance expenses of $10.5 million associated with the exchange were expensed, of which the remaining $8.3 million was expensed in the three months ended March 31, 2010.  As of March 31, 2010, US$35.5 million of 2011 Notes remain outstanding.

During the three months ended March 31, 2009, the Company purchased and cancelled US$45.8 million of the 2011 Notes in the open market.  Cash consideration paid was $26.9 million, of which $4.9 million was settled in the second quarter of 2009.  The Company expensed $0.5 million of deferred financing costs related to this debt and recorded a net gain of $30.7 million (US$24.5 million) on the cancellation of this debt.

The indentures governing the Company’s senior notes contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.  Pursuant to a consent solicitation conducted concurrently with the exchange offer, substantially all of these restrictive covenants were eliminated with respect to the 2011 Notes that remain outstanding after the exchange offer, although certain covenants, including restrictions on the creation of liens and certain assets sales, remain applicable to the 2011 Notes. Collateral provided on the 2016 Notes consists of a first charge on substantially all of the assets of the Company, other than the ABL First Charge Collateral as described below (the “2016 Notes First Charge Collateral”) and a second charge on the ABL First Charge Collateral.  The indentures governing the 7.375% senior notes, due March 2014, (“2014 Notes”) and the 2016 Notes limit the ability of the Company to incur debt, other than “permitted debt”, if the Company cannot meet a fixed charge coverage ratio of 2.0:1.  The Company’s fixed charge coverage ratio under these indentures, calculated on a 12-month trailing average, was 0.2:1 at March 31, 2010 (December 31, 2009 – 1.5:1).

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

10.	Long-term debt … continued

Under the indenture for the 2014 Notes and 2016 Notes, “permitted debt” includes (a) the Company’s existing 2014 Notes and 2016 Notes (as a permitted refinancing of the 2011 Notes), (b) a credit facility basket in an amount equal to the greater of (i) $725 million and (ii) the sum of 85% of the book value of the Company’s accounts receivable, 60% of the book value of the Company’s inventory and $375 million, against which in either case utilization under the Company’s $330 million ABL Facility is applied, (c) purchase money debt and capitalized lease obligations in an amount equal to 7.5% of the Company’s consolidated tangible assets, (d) a $100 million general basket, and (e) a $5 million basket for accommodation guarantees, trade or standby letters of credit, performance bonds, bankers’ acceptances and surety bonds.  In addition, the indenture governing the 2016 Notes includes a limitation of US$411.7 million on the amount of 2016 Notes and additional debt that can be secured on a pari passu basis with the 2016 Notes, and restricts the ability of the Company to repurchase the 2014 Notes prior to their maturity unless, among other things, the Company has available liquidity under the ABL Facility and cash on hand of at least $100 million.  The Company cannot make any restricted payments, including paying any dividends, except to the extent the balance in its restricted payments baskets is positive.  The restricted payments baskets under the 2014 Notes and 2016 Notes were negative $230.6 million and negative $14.6 million, respectively, as at March 31, 2010, as a result of accumulated losses in recent years (December 31, 2009 – negative $176.0 million and $nil million, respectively).

The security for the $330.0 million revolving asset based loan facility (the "ABL Facility") and the related derivatives facilities consists of a first charge on the accounts receivable, inventory and cash of the Company and on the Snowflake mill property, plant and equipment and related rail operation (collectively, the “ABL First Charge Collateral”) and a second charge on the 2016 Notes First Charge Collateral.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable, eligible inventory and a value ascribed to the Snowflake mill fixed assets, less certain reserves.  The borrowing base at March 31, 2010 includes a reserve of $14.9 million for unpaid property taxes and associated penalties.  A reserve may also be imposed for vacation pay obligations, which as at March 31, 2010 were $22.1 million, if Excess Availability (as defined in the ABL Facility ) is below $75 million.   Excess Availability under this definition was $80.8 million at March 31, 2010.  The financial covenants applicable under the ABL Credit Agreement must be maintained based upon the Company’s financial results prepared under Canadian GAAP and include covenants to (a) maintain shareholders’ equity above $639.0 million as at March 31, 2010, (b) maintain Excess Availability of not less than $35 million and (c) not make capital expenditures in any fiscal year in an amount which exceeds 120% of the budgeted capital expenditures for such fiscal year.  The minimum equity requirement is reduced by the amount of any non-cash write-downs of property, plant and equipment as a result of a permanent discontinuance of operations.  At March 31, 2010, as calculated under the ABL Facility under Canadian GAAP, shareholders’ equity was $837.4 million (December 31, 2009 – $881.4 million).  As at March 31, 2010, the borrowing base under the ABL Facility was $144.8 million.  After deducting outstanding drawings of $25.0 million, outstanding letters of credit of $24.0 million, and the $35 million minimum Excess Availability covenant, $60.8 million was available to be drawn by the Company under the ABL Facility.  The Company also had an additional $58.7 million of cash on hand at such date.

The ABL Facility contains a number of covenants that, among other things, place restrictions on matters customarily restricted in such facilities, including indebtedness which encompasses guarantee obligations, liens, fundamental changes, investments, derivative transactions, sales of assets, changes in fiscal periods, environmental activity, negative pledges, subsidiary distributions and changes in lines of business as well as restrictions on voluntary prepayments of certain debt, including the senior notes, unless Excess Availability of at least $65 million is maintained.  The ABL Facility contains customary events of default, including failure to pay principal or interest when due, failure to comply with or observe key covenants, failure to refinance the 2011 notes on or before March 15, 2011, adverse judgements, seizures of property, material adverse change, auditors’ “going concern” qualification, and change in control.

At March 31, 2010, the Company was in compliance with its covenants under the ABL Facility and under each of the indentures governing its outstanding senior notes.

Non-recourse debt is debt owed by the Company’s subsidiary Powell River Energy Inc. (“PREI”).  The Company has a 50% interest in PREI, and consolidates 100% of it as PREI is a variable interest entity in which the Company is the primary beneficiary.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

10.	Long-term debt … continued

The Company’s long-term debt is recorded at amortized cost. The following table contains information about management’s best estimate of the fair value of the Company’s debt at:

	March 31, 2010		December 31, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value

Recourse	$654.0	$531.9	$662.7	$472.3
Non-recourse	113.8	118.0	112.9	113.8

The fair value of the Company’s long-term recourse debt related to its senior notes is determined based on quoted market prices of identical debt instruments.  The fair value of the Company’s recourse debt related to the ABL Facility and non-recourse debt related to the first mortgage bonds is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity.  In measuring fair value, the Company incorporates credit valuation adjustments to appropriately reflect its own non-performance risk, where appropriate.  The carrying value of other long-term debt approximates its fair value.

11.	Employee future benefits

The Company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment.  Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan.  The Company also maintains pension benefits for former hourly employees that are not covered by union pension plans.

The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents.  In February 2010, the Company announced changes to its benefit plans for current retirees which included the replacement of the current extended health benefits program with provision of the lower-cost program available to employees in active employment. In accordance with FASB ASC 715, the reduction in the benefit obligation resulting from the plan changes of $21.3 million has been recognized as a negative plan amendment as at March 31, 2010.

For the three months ended March 31, 2010, the Company incurred a total post-retirement benefit cost of $8.6 million (three months ended March 31, 2009 – $11.9 million).

The Company contributed $4.3 million for the three months ended March 31, 2010 (three months ended March 31, 2009 – $8.7 million) to the pension plans.  The Company also contributed $2.0 million for the three months ended March 31, 2010 (three months ended March 31, 2009 – $1.7 million) to the other post-retirement benefit plans.

Components of net periodic benefit cost for pension plans and other post-retirement benefit plans

	Three months ended March 31, 2010		Three months ended March 31, 2009
	Pension plans	Other post- retirement benefit plans	Pension plans	Other post-retirement benefit plans
Defined benefit costs
Service cost for the period	$0.4	$0.5	$1.0	$0.6
Interest cost	5.2	2.5	5.6	2.8
Actual and expected return on assets	(4.1)	–	(3.8)	–
Actuarial (gain) loss	0.6	–	0.1	–
Difference between actual and recognized actuarial (gain) loss and other	1.0	–	0.9	(0.2)
Difference between actual and recognized prior service (credits) costs	0.1	(0.9)	0.1	–
Net periodic benefit cost	$3.2	$2.1	$3.9	$3.2

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

12.	Accumulated other comprehensive income (loss)

The following table contains information about the accumulated other comprehensive loss of the Company, net of taxes:

	March 31, 2010	December 31, 2009

Unrecognized pension and other post-retirement benefits costs	$(44.0)	$(60.9)
Unrecognized gain on cash flow revenue hedges	8.4	7.7
Foreign currency translation adjustments, net of related hedging activities (1)	0.4	1.1
Unrecognized loss on interest rate hedges	(0.6)	(0.6)
	$(35.8)	$(52.7)

(1)
The accumulated net adjustment is comprised of non-taxable translation gain of $0.3 million (2009 – $5.2 million), and a net revaluation of long-term debt designated as a net investment hedge of $0.1 million gain (2009 – $4.1 million loss), net of tax of $0.3 million expense (2009 – $0.3 million recovery).

13.	Other expense, net

The components of other expense, net, were as follows:

	Three months ended March 31, 2010	Three months ended March 31, 2009

Fees related to bond exchange	$(8.3)	$–
Gain on disposal of property, plant and equipment	5.8	1.2
Foreign exchange gain (loss), other (1)	(1.0)	(7.8)
Termination fee on closure of corrugating machine at Snowflake	–	(0.5)
	$(3.5)	$(7.1)

(1)
The foreign exchange gain (loss), other includes the ineffective portion of the Company’s U. S. dollar revenue risk management instruments, the portion that is excluded from the assessment of hedge effectiveness, and the translation of working capital balances denominated in foreign currencies.

14.	Fair value measurements

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value:

Level 1		Quoted prices in active markets for identical assets or liabilities.

Level 2	
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3		Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The following table presents information about the fair value of the Company’s derivative and non-derivative instruments designated as hedging instruments and measured or disclosed at fair value on a recurring basis:

	March 31, 2010	December 31, 2009	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$13.7	$13.6	2	(1)	Prepaids and other
Currency contracts	2.9	3.1	2	(1)	Other assets
	$16.6	$16.7

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

14.	Fair value measurements … continued

The following table presents information about the fair value of the Company’s derivative and non-derivative financial instruments not designated as hedging instruments and measured at fair value on a recurring basis:

	March 31, 2010	December 31, 2009	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$4.5	$2.3	2	(1)	Prepaids and other
Commodity swap contracts	0.1	–	2	(2)	Prepaids and other
	$4.6	$2.3

Fair value of the Company’s derivatives are classified under Level 2 (inputs that are observable; directly or indirectly) as they are measured as follows:

(1)
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates and volatility are used as inputs for such valuation techniques.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

(2)
The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates.  The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The carrying value of the Company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

15.	Financial instruments

(a)	Financial risk management

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.

The Company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk.  A summary of the Company’s financial risk management objectives can be found on pages 121 to 125 of the Company’s 2009 Annual Report.

Accounts receivable

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing and commercial printing businesses.  Aging of receivables was as follows:

	March 31, 2010	December 31, 2009
Trade receivables, gross
Current	$93.0	$89.0
Past due 1-30 days	6.5	7.3
Past due 31-90 days	0.5	1.0
Past due over 90 days	–	1.4
	100.0	98.7
Allowance for doubtful accounts	(3.8)	(3.7)
Trade receivables, net	96.2	95.0
Other receivables, including GST recoverables	7.3	6.5
Accounts receivable	$103.5	$101.5

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

15.	Financial instruments … continued

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	Three months ended March 31, 2010	Year ended December 31, 2009

Balance, beginning of period	$3.7	$3.2
Increase in provision	–	1.2
Write-offs (recoveries)	0.1	(0.7)
Balance, end of period	$3.8	$3.7

(b)	Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Options
	Purchased US$ put		Sold US$ call		Forward contracts
		Average rate		Average rate		Average rate
Term	US$millions	US$/CDN$	US$millions	US$/CDN$	US$millions	US$/CDN$
As at March 31, 2010
0 to 12 months	$279	0.9432	$269	0.8459	17.5	0.8846
13 to 24 months	70	0.9726	51	0.8635	$–	–
	$349	0.9489	$320	0.8487	17.5	0.8846
As at December 31, 2009
0 to 12 months	$270	0.9319	$241	0.8281	$27	0.8729
13 to 24 months	69	0.9590	53	0.8370	–	–
	$339	0.9373	$294	0.8297	$27	0.8729

The effective portion of changes in the fair value of derivatives that qualify and are designated as cash flow hedges are deferred and recorded in “Accumulated Other Comprehensive Income (Loss)” (“AOCI”), a component of shareholders’ equity. When the underlying transaction is recorded in earnings, the corresponding gain or loss on the hedged item is reclassified from AOCI to “Sales”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness is recognized immediately in “Other expense, net”.  At March 31, 2010, instruments having a notional principal of US$287 million are designated as hedging instruments.  At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $21.1 million (December 31, 2009 – $19.0 million).

(c)	Cost risk management instruments

At December 31, 2009 and March 31, 2010, the agreements to purchase natural gas were negligible.

16.	Comparative figures

Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

17.	Contingent liabilities

A description of the Company's contingent liabilities as at December 31, 2009 can be found on pages 49 and 50 of the Company's 2009 Annual Report.  An update to the Company's contingent liabilities is outlined below:

(a)	Severances

Approximately 200 out of 300 hourly employees at the Elk Falls mill who were affected by protracted lay-offs requested severance payments during the three months ended March 31, 2010.  The Company may not be able to restart the Elk Falls mill if all of the remaining hourly employees of this mill decide to forfeit their recall rights and request severances, in which case, the Company would consider permanently closing this mill.  If the remaining affected employees exercise their severance rights, the Company estimates that the total severance payment would be approximately $6 million.  The Company did not record a liability for this contingency as of March 31, 2010.

With the announced restart of the second line of pulp production at Crofton, Crofton employees who were on lay-offs as at December 31, 2009 have been recalled.  This action has eliminated the contingent severance obligation with respect to these employees.

In addition to the hourly employees on lay-off due to production curtailments, approximately 50 out of approximately 100 hourly employees who were on lay-off at the Company’s Elk Falls, Port Alberni, and Powell River mills due to restructuring and other initiatives claimed a severance during the three months ended March 31, 2010.  If the remaining employees claimed a severance, the Company estimates that the total severance payments would be approximately $2 million.  The Company did not record a liability for this contingency as of March 31, 2010.

(b)	Claim for return of payments made to Quebecor World (USA)

In January 2010, Quebecor World (USA)’s litigation trustee (“Quebecor”) filed a claim against the Company for alleged preferential transfers of approximately US$18.8 million.  The Company believes it has a number of meritorious defenses and will vigorously defend itself.

(c)	Application to Labour Relations Board for certain post-retirement benefits

The CEP Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the Company’s Powell River and Port Alberni mills, have applied to the Labour Relations Board of B.C. for a declaration that the Company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited, now doing business as Weyerhaeuser Company Ltd..  The Company does not agree with the Locals’ position and will contest the Labour Board application.  These proceedings are at an early stage.  The extent of the Company’s liability, if any, cannot be determined at this time although the Company estimates that it would incur costs of between $2 million and $4 million annually to provide these additional benefits.  In that event, the Company will seek indemnification from Weyerhaeuser.

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

18.	Reconciliation of United States and Canadian generally accepted accounting principles

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in some respects from Canadian GAAP.  The following are the significant measurement and disclosure differences between U.S. and Canadian GAAP:

Net earnings (loss) adjustments

The following table provides a reconciliation of the net earnings (loss) for the three months ended March 31 from U.S. GAAP to Canadian GAAP:

	2010	2009

Net earnings (loss) as reported under U.S. GAAP	$(44.7)	$20.2
Net (earnings) loss attributable to non-controlling interest (a)	0.6	(0.1)
Amortization related to hedge of net investment (b)	0.1	0.2
Income tax effect of rate change on employee future benefits	–	0.7

Net earnings (loss) in accordance with Canadian GAAP	(44.0)	21.0
Other comprehensive income (loss), net of taxes:
Other comprehensive income in accordance with U.S. GAAP	17.0	5.5
Other comprehensive income (loss) attributable to non-controlling interest (a)	(0.1)	–
Employee future benefits liability adjustment, net of taxes of $4.9 million (2009 - $nil) (c)	(16.4)	–
Reclassification of amortization of employee future benefits included in pension cost, net of taxes of $0.3 million (2009 - $0.2 million) (c)	(0.5)	(0.7)
Comprehensive income (loss) in accordance with Canadian GAAP	$(44.0)	$25.8
Basic and diluted net earnings (loss) per share in accordance with Canadian GAAP (in dollars)	$(0.12)	$0.06
Basic and diluted weighted average number of shares in accordance with Canadian GAAP (in millions)	381.8	381.8

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

18.	Reconciliation of United States and Canadian generally accepted accounting principles

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components from U.S. GAAP to Canadian GAAP:

	March 31,	December 31,
	2010	2009

Property, plant and equipment – U.S. GAAP	$1,628.4	$1,664.7
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.1)	(2.2)
Property, plant and equipment – Canadian GAAP	$1,626.3	$1,662.5

Other assets – U.S. GAAP	$37.5	$38.0
Employee future benefits (c)	35.2	35.2
Tax effect of employee future benefits adjustment	(1.7)	(1.9)
Deferred financing costs (d)	(6.9)	(6.6)
Non-controlling interest deficit (a)	18.9	18.0
Other assets – Canadian GAAP	$83.0	$82.7

Long-term debt – U.S. GAAP	$766.8	$774.6
Deferred financing costs (d)	(6.9)	(6.6)
Long-term debt – Canadian GAAP	$759.9	$768.0

Employee future benefits – U.S. GAAP	$272.5	$294.6
Employee future benefits (c)	(36.9)	(59.0)
Employee future benefits – Canadian GAAP	$235.5	$235.6

Future income taxes – U.S. GAAP	$16.4	$22.8
Tax effect of employee future benefits adjustment	26.4	31.4
Tax effect of other adjustments	(9.1)	(9.1)
Future income taxes – Canadian GAAP	$33.7	$45.1

Equity – U.S. GAAP	$767.7	$795.6
Foreign exchange gain on hedge of net investment, net of amortization (b)	(2.1)	(2.2)
Employee future benefits (c)	72.1	94.2
Tax effect of employee future benefits adjustment	(28.1)	(33.3)
Tax effect of other adjustments	9.1	9.1
Non-controlling interest deficit (a)	18.9	18.0
Equity – Canadian GAAP	$837.6	$881.4

CATALYST PAPER CORPORATION (in millions of Canadian dollars, except where otherwise noted) (unaudited)
Notes to the Consolidated Financial Statements

18.	Reconciliation of United States and Canadian generally accepted accounting principles … continued

The following table provides a reconciliation of AOCI from U.S. GAAP to Canadian GAAP:

	March 31,	December 31,
	2010	2009

Accumulated other comprehensive income (loss) – U.S. GAAP	$(35.8)	$(52.7)
Employee future benefits (c)	44.0	60.9
Accumulated other comprehensive income (loss) – Canadian GAAP	$8.2	$8.2

(a)	Non-controlling interest

Under U.S. GAAP, non-controlling interest’s equity or deficit is reported as a separate component within equity of the consolidated balance sheet and consolidated net earnings (loss) and other comprehensive income (loss) attributable to the Company and to the non-controlling interest is clearly identified and presented on the face of the consolidated statements of earnings (loss), comprehensive income (loss), and equity.  Under Canadian GAAP, the Company includes non-controlling interest’s equity or deficit in “Other assets” and the non-controlling interest’s share of earnings or loss is excluded from consolidated net earnings (loss).

(b)	Foreign exchange on hedge of net investment

Under U.S. GAAP, the foreign exchange gain on a hedge of a net investment is recognized in earnings, and accordingly, the net investment acquired is not reduced by the amount of the gain.  Under Canadian GAAP, the Company designated a forward contract as a hedge of the purchase price on the acquisition of the Snowflake newsprint mill, and accounted for the respective foreign exchange gain as a reduction of the net investment.

(c)	Employee future benefits

U.S. GAAP requires the recognition of the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in the balance sheet and requires that changes in that funded status in the year in which the changes occur be recorded in other comprehensive income (loss).  As a result, as amounts that relate to the funded status are recognized in earnings through pension expense, the amounts are reclassified out of accumulated other comprehensive income (loss).  Canadian GAAP does not require recognition of the overfunded or underfunded status of a defined benefit post-retirement plan.  There is no GAAP difference between U.S. and Canada in the determination of pension and other employee future benefits expense.

(d)	Deferred financing costs

Under U.S. GAAP, debt issue costs are reported on the balance sheet as deferred charges in “Other assets.” Under Canadian GAAP, debt issue costs related to the Company’s senior notes and non-recourse first mortgage bonds are netted against the carrying value of long-term debt on the consolidated balance sheet.